BY EDGAR AND FEDERAL EXPRESS

December 13, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed December 2, 2019

File No. 333-231981

Dear Ms. Lam:

By letter dated December 11, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Parallax Health Sciences, Inc. (the “Company”) with comments to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on December 2, 2019.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s December 11, 2019 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 5 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.  A copy of the amended Registration Statement, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the amended Registration Statement reflects some corrections or clarifications to selected passages of the original Registration Statement.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.December 13, 2019

United States Securities and Exchange CommissionPage 2 of 3

Form S-1/A filed December 2, 2019

Security Ownership of Certain Beneficial Owners and Management, page 89

Description of Indebtedness, page 93

1.We note your response to our prior comment number 2 that the disclosure has been amended to clarify the past defaults have been cured. We also note your statement in the second paragraph that the senior secured convertible note to Lender Group A "is currently in default". Finally, we note you indicate that a verbal agreement has been made to extend the due date of the note and that you filed Exhibit 4.20 "Description of Oral Agreement ..." that states "Under the oral agreements, the Notes would not be considered in default, but will accrue interest and stock awards ...." Please revise your statement that the Lender Group A note is currently in default or advise us as appropriate.

COMPANY RESPONSE

The Company has amended the “Description of Indebtedness” disclosure to clarify the status of the Lender A note for $20,000, which is not in default at this time. To further confirm with Staff, Exhibit 4.20 previously filed is an accurate description of the oral agreements.

* * *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 5.  When the time comes, as amended, the Company will include in its acceleration request the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter Hogan, Esq. - Buchalter